UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated January 29, 2004, regarding NTT DoCoMo’s liquidation of a subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: January 29, 2004	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

NTT DoCoMo, Inc.
Sanno Park Tower 2-11-1,
Nagatacho, Chiyoda-ku,
Tokyo 100-6150 Japan

For Immediate Release

NTT DoCoMo to Liquidate a Subsidiary

TOKYO, JAPAN, January 29, 2004 — NTT DoCoMo, Inc. (“DoCoMo”) announced today that it made a decision to liquidate its subsidiary, Mobimagic Co., Ltd.. Details of the decision are as follows.

1. Outline of the subsidiary

Company name:	Mobimagic Co., Ltd.
Address:	2F K.I.S. Iidabashi, 2-3-28 Kouraku Bunkyo-ku, Tokyo
Representative:	Masahiko Hirono
Business:	Application service provider for medium and small-sized companies
Date established:	November 1999
Capital:	3 billion yen
Number of shares issued:	60,000 shares
Fiscal year-end:	March 31
Number of employees:	11 (as of December 31, 2003)
Major business partner:	NTT Leasing Co., Ltd.
Microsoft Co., Ltd.
NTT Communications Corporation
Major Shareholder:	NTT DoCoMo, Inc. (64.0%)
Microsoft Corporation (16.0%)
NTT Data Corporation (8.0%)
NTT Communications Corporation (8.0%)
OBIC BUSINESS CONSULTANTS CO.,LTD (4.0%)

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2. Reasons for Liquidation

While DoCoMo established this company to spread mobile data service, the decision has been made to liquidate the company due to recent changes that have occurred within the business environment.

3. Schedule

Liquidation is expected to be completed by September 2004.

4. Impact on DoCoMo’s Results of Operations

The liquidation is not expected to have any significant impact on DoCoMo’s consolidated or non-consolidated results of operations. The liquidation does not affect the forecast of DoCoMo’s results of operations for the fiscal year ending March 31, 2004.

For more information, please contact:

NTT DoCoMo, Inc.

Public Relations Department

Susumu Takeuchi or Mariko Hanaoka

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 47 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 40 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

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